Exhibit 99.1

GSX Announces Second Quarter 2020 Unaudited Financial Results

— The Company maintains over 350% YoY net revenues growth, along with 8th consecutive quarter of continued profitability

Beijing, September 2, 2020 /PR Newswire/ — GSX Techedu Inc. (NYSE: GSX) (“GSX” or the “Company”), a leading online K-12 large-class after-school tutoring service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Highlights1

•	Net revenues was RMB1,650.3 million, a 366.6% year-over-year increase.

•	Net revenues of online K-12 courses increased 412.4% year-over-year to RMB1,385.0 million.

•	Gross billings[2] was RMB2,401.0 million, a 300.6% year-over-year increase.

•	Gross billings of online K-12 courses increased 335.5% year-over-year to RMB2,196.1 million.

•	Paid course enrollments[3] increased 331.7% year-over-year to 1,567 thousand.

•	Paid course enrollments of online K-12 increased 366.0% year-over-year to 1,496 thousand.

•	Net income increased 13.4% year-over-year to RMB18.6 million.

•	Non-GAAP net income increased 133.0% year-over-year to RMB72.7 million.

•	Net operating cash inflow increased 172.4% year-over-year to RMB528.0 million.

Second Quarter 2020 Key Financial and Operating Data

(In thousands of RMB, except for paid course enrollments and percentages)

	Three Months Ended June 30,
	2019	2020	Pct. Change
Net revenues[4]	353,679	1,650,314	366.6%

K-12 courses	270,267	1,384,968	412.4%
Foreign language, professional and interest	76,985	260,371	238.2%
Gross billings[5]	599,373	2,400,996	300.6%

K-12 courses	504,281	2,196,077	335.5%
Foreign language, professional and interest	85,286	202,392	137.3%
Paid course enrollments (In thousands)	363	1,567	331.7%

K-12 courses	321	1,496	366.0%
Foreign language, professional and interest	42	71	69.0%
Net income	16,374	18,627	13.4%
Non-GAAP net income	31,235	72,712	133.0%
Net operating cash inflow	193,840	527,999	172.4%

[1]

For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release. Non-GAAP income from operations, non-GAAP net income exclude share-based compensation expenses.

[2]

Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See “About Non-GAAP Financial Measures” and “Reconciliations of non-GAAP measures to the most comparable GAAP measures” elsewhere in this press release.

[3]

Paid course enrollments for a certain period refer to the cumulative number of paid courses enrolled in and paid for by our students, including multiple paid courses enrolled in and paid for by the same student. Paid courses refer to our courses that are charged not less than RMB99.0 per course in fees.

[4]	The breakdown does not include amount generated from other services because it is negligible.
[5]	The breakdown does not include amount generated from other services because it is negligible.

Six Months Ended June 30, 2020 Highlights

•	Net revenues was RMB2,947.9 million, a 373.3% year-over-year increase.

•	Net revenues of online K-12 increased 427.8% year-over-year to RMB2,505.1 million.

•	Gross billings was RMB3,775.4 million, a 319.7% year-over-year increase.

•	Gross billings of online K-12 increased 342.2% year-over-year to RMB3,286.7 million.

•	Paid course enrollments increased 323.3% year-over-year to 2,341 thousand.

•	Paid course enrollments of online K-12 increased 350.2% year-over-year to 2,143 thousand.

•	Net income increased 231.2% year-over-year to RMB166.6 million.

•	Non-GAAP net income increased 282.4% year-over-year to RMB263.5 million.

•	Net operating cash inflow increased 149.9% year-over-year to RMB645.7 million.

First Six Months of 2020 Key Financial and Operating Data

(In thousands of RMB, except for paid course enrollments and percentages)

	Six Months Ended June 30,
	2019	2020	Pct. Change
Net revenues	622,834	2,947,894	373.3%

K-12 courses	474,577	2,505,057	427.8%
Foreign language, professional and interest	137,625	434,557	215.8%
Gross billings	899,468	3,775,395	319.7%

K-12 courses	743,347	3,286,669	342.2%
Foreign language, professional and interest	139,782	481,705	244.6%
Paid course enrollments (In thousands)	553	2,341	323.3%

K-12 courses	476	2,143	350.2%
Foreign language, professional and interest	77	198	157.1%
Net income	50,265	166,615	231.2%
Non-GAAP net income	68,948	263,453	282.4%
Net operating cash inflow	258,449	645,730	149.9%

Larry Xiangdong Chen, GSX’s founder, Chairman and CEO, commented, “Against the backdrop of a successful containment of COVID-19 in China, GSX has delivered another robust quarter with net revenues hitting a record, benefiting from a focused strategy and distinguished organizational capability. Our net revenues and gross billings both maintained over 4 times year-over-year growth for another quarter. Our K-12 courses’ net revenues, in particular, has been growing fivefold year-over-year for over ten consecutive quarters, further solidifying our position among the top-tier players. We are thrilled to see the growth of paid course enrollment has accelerated to 332% year-over-year, from 259% in the prior year. Coupled with the high-speed growth, we remained profitable for the eighth consecutive quarter and non-GAAP profitable for the ninth consecutive quarter. Moreover, we generated net operating cash inflow of RMB527,999 thousand, a 172.4% increase year-over-year, thanks to the exceptional student retention in the Spring. We plan to execute a profitable growth strategy for the whole year, and we will make efforts to prioritize investments in high ROI traffic acquisition channels, focus on an online live large-class education business model, and continually enhance our organizational capabilities. As a leading player in the online education industry, we will remain humble and down-to-earth, to redefine the online live large-class to a format that delivers the quality of a large class, the learning experience of a small class, and the feelings and effects of a one-on-one class.”

Shannon Shen, CFO of GSX, added, “Our graduates achieved outstanding results in the recently administered Chinese high school and college entrance exams, a testament to GSX’s superior education quality. This summer vacation provided an unprecedented opportunity for online education companies. On the one hand, the pandemic deepened parents’ adoption and understanding of the value of online education. On the other hand, industry leaders are increasingly reaping the benefits from market status and business scale. Resource allocation and customer acquisition strategy for this summer will not only impact the second half of 2020, but also place a solid foundation to mid-to-long term business development. The first-mover advantage is critical for success, and we strategically front-loaded investments in recruitment and training of instructors and tutors, technical support and traffic acquisition for the third quarter. Meanwhile, we executed the share repurchase program upon approval of the Board. This program reflects management’s focus on generating long-term value for shareholders, and marks the confidence we have in the Company’s long-term growth potential.”

Financial Results for the Second Quarter of 2020

Net Revenues

Net revenues reached RMB1,650.3 million, a 366.6% increase from RMB353.7 million in the second quarter of 2019. The increase was mainly driven by the growth in paid course enrollments for K-12 courses. The number of online K-12 paid course enrollments increased 366.0% year-over-year to 1,496 thousand, which was contributed by both first-time paid course enrollments and retention of existing students. The increase in first-time paid course enrollments was primarily driven by our effective investment in sales and marketing efforts and the increase in retention was primarily driven by high teaching quality and optimized services that we provided.

Cost of Revenues

Cost of revenues rose 256.4% to RMB360.7 million from RMB101.2 million in the second quarter of 2019, mainly due to the increase in compensation for instructors and tutors, learning materials, rental expenses, as well as server and bandwidth costs.

Gross Profit

Gross profit increased 410.8% to RMB1,289.7 million from RMB252.5 million in the second quarter of 2019. Gross profit margin increased to 78.1% from 71.4% in the same period of 2019, primarily as a result of economies of scale.

Non-GAAP gross profit increased 408.1% to RMB1,305.4 million from RMB256.9 million in the same period of 2019. Non-GAAP gross profit margin increased to 79.1% from 72.6% in the same period of 2019.

Operating Expenses

Operating expenses were RMB1,450.4 million, increasing from RMB236.3 million in the second quarter of 2019.

Selling expenses increased to RMB1,204.8 million from RMB169.0 million in the second quarter of 2019. The increase was primarily a result of higher marketing expenses to expand the user base and enhance our brands, as well as an increase in compensation to sales and marketing staff.

Research and development expenses increased 240.4% to RMB139.9 million, from RMB41.1 million in the second quarter of 2019. The increase was primarily due to an increase in the number of course professionals and technology development personnel, as well as an increase in compensation for such staff.

General and administrative expenses increased to RMB105.7 million from RMB26.1 million in the second quarter of 2019. The increase in general and administrative expenses was mainly due to an increase in the number of general and administrative personnel, an increase in compensation paid to general and administrative staff, and an increase in fees for investigation purpose.

Income (Loss) from Operations

Loss from operations was RMB160.8 million, compared with income from operations of RMB16.2 million in the second quarter of 2019. The decrease was primarily due to higher investment in sales and marketing activities to extend volume growth and strengthen brand perception.

Non-GAAP loss from operations was RMB106.7 million, compared with income from operations of RMB31.1 million in the second quarter of 2019.

Interest Income and Realized Gains from Investment

Aggregation of interest income and realized gains from investments this quarter, representing the income received from cash, cash equivalents, short-term and long-term wealth management investments, increased 505.0% to RMB24.2 million, from RMB4.0 million in the second quarter of 2019. This increase was primarily due to an increase of cash, cash equivalents and short-term wealth management investments, as well as the realization of gains generated from short-term and long-term wealth management investments during this quarter.

Other Income

Other income increased to RMB87.7 million, from RMB91.0 thousand in the second quarter of 2019. The increase was primarily due to the value-added tax exemption offered by the government, partially offset by the related cost, during the COVID-19 outbreak, which amounted to RMB88.8 million, net of other expenses amounted to RMB1.1 million.

Net Income

Net income increased to RMB18.6 million, from RMB16.4 million in the second quarter of 2019.

Non-GAAP net income increased to RMB72.7 million, from RMB31.2 million in the second quarter of 2019.

Cash Flow

Net operating cash inflow for the second quarter of 2020 was RMB528.0 million, a 172.4% increase from RMB193.8 million in the second quarter of 2019. Further, an installment of RMB22.3 million of the Zhengzhou properties purchases, along with payments for other capital expenditures amounted to RMB76.0 million, were made during the period.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were RMB0.08 and RMB0.07, respectively, in the second quarter of 2020.

Non-GAAP basic and diluted net income per ADS, were RMB0.31 and RMB0.29, respectively, in the second quarter of 2020.

Share Count

As of June 30, 2020, the Company had 158,883,260 ordinary shares outstanding.

Cash and Cash Equivalents, Short-term Investments and Long-term Investments

As of June 30, 2020, the Company had cash and cash equivalents, short-term investments and long-term investments amounted to RMB2,941.9 million in aggregate, compared with a total of RMB2,735.7 million of cash and cash equivalents, short-term investments and long-term investments as of December 31, 2019.

Inventory

As of June 30, 2020, the Company’s inventory amounted to RMB69.1 million, compared with RMB8.8 million as of December 31, 2019. This increase was primarily resulting from the increase of learning materials to support the rapid growth of students.

Accrued expenses and other current liabilities

As of June 30, 2020, the Company’s accrued expenses and other current liabilities balance was RMB697.9 million, increasing from RMB228.8 million as of December 31, 2019. This increase was mainly resulting from the consideration of purchasing the Zhengzhou properties, as well as the increase of salary and welfare payables.

Deferred Revenue

As of June 30, 2020, the Company’s deferred revenue balance was RMB1,961.1 million, increasing 46.6% from RMB1,337.6 million as of December 31, 2019. Deferred revenue primarily consisted of tuition collected in advance.

Other Payables

As of June 30, 2020, other payables in non-current liabilities totaled RMB63.9 million, all of which were payables to purchase the Zhengzhou properties.

Recent Development

Share Repurchase

In May 2020, GSX’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$150 million worth of its shares. In May 2020, the Company repurchased approximately 1.1 million ADSs for approximately US$39.8 million.

SEC Investigation

Following a number of short-seller reports about the Company from approximately February 2020 to approximately July 2020, the SEC’s Division of Enforcement contacted the Company, requesting it to produce certain financial and operating records dating from January 1, 2017. The Company is cooperating with the SEC. We cannot predict the timing, outcome, or consequence of the SEC investigation.

Prior to the SEC contact, the Audit Committee of the Board of Directors of the Company engaged third party professional advisers to conduct an internal independent review into these reports’ key allegations. As work remains ongoing, we cannot predict the timing, outcome, or consequence of that review.

Business Outlook

Based on the Company’s current estimates, total net revenues for the third quarter of 2020 are expected to be between RMB1,936 million and RMB1,966 million, representing an increase of 247.6% to 253.0% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call on Wednesday, September 2, 2020, at 8:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

US: 1-888-317-6003

Hong Kong: 800-963976

Mainland China: 4001-206115

Passcode: 4536408

A telephone replay will be available two hours after the conclusion of the conference call through September 9, 2020. The dial-in details are:

International: 1-412-317-0088

US: 1-877-344-7529

Passcode: 10146943

Additionally, a live and archived webcast of this conference call will be available at

http://gsx.investorroom.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of 2020 and GSX’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and GSX undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About GSX Techedu Inc.

GSX Techedu Inc. is a technology-driven education company and leading online K-12 large-class after-school tutoring service provider in China. GSX offers K-12 courses covering all primary and secondary grades as well as foreign language, professional and interest courses. GSX adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates each aspect of the Company’s business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income from operations and non-GAAP net income, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company’s management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered over usually no more than 60 classes for K-12 courses. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings has material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income from operations and non-GAAP net income exclude share-based compensation expenses, and such adjustment excludes the impact on income tax. GSX believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. GSX believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to GSX’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“USD”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB7.0651 to USD1.00, the effective noon buying rate for June 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on June 30, 2020, or at any other rate.

For further information, please contact:

GSX Techedu Inc.

Ms. Sandy Qin, CFA

E-mail: ir@genshuixue.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

GSX Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	73,967	225,281	31,886
Short-term investments	1,473,452	2,144,386	303,518
Inventory	8,822	69,068	9,776
Prepaid expenses and other current assets	252,660	539,761	76,399

Total current assets	1,808,901	2,978,496	421,579

Non-current assets
Operating lease right-of-use assets	264,909	558,976	79,118
Property, equipment and software, net	81,860	555,031	78,560
Land use rights, net	—	29,385	4,159
Long-term investments	1,188,286	572,223	80,993
Deferred tax assets	30,716	160,405	22,704
Rental deposit	18,719	33,838	4,789
Other non-current assets	1,141	1,332	189

Total ASSETS	3,394,532	4,889,686	692,091

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB188,975 and RMB347,164 as of December 31, 2019 and June 30, 2020, respectively)	228,753	697,917	98,784
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	1,331,962	1,957,955	277,130
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	59,982	102,209	14,467
Income tax payable of the consolidated VIE without recourse to the Group	16,093	—	—
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB460 and nil as of December 31, 2019 and June 30, 2020, respectively)	460	—	—

Total Current liabilities	1,637,250	2,758,081	390,381

GSX Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2019	2020	2020
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	5,674	3,148	446
Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	194,228	438,695	62,093
Deferred tax liabilities of the consolidated VIE without recourse to the Group	25	74,111	10,490
Other payables	—	63,934	9,049

TOTAL LIABILITIES	1,837,177	3,337,969	472,459

SHAREHOLDERS’ EQUITY
Ordinary shares	106	106	15
Treasury stock, at cost	(86,739)	(235,482)	(33,330)
Additional paid-in capital	1,899,059	1,862,105	263,564
Accumulated other comprehensive income	17,829	31,273	4,426
Statutory reserve	6,921	6,921	980
Accumulated deficit	(279,821)	(113,206)	(16,023)

TOTAL SHAREHOLDERS’ EQUITY	1,557,355	1,551,717	219,632

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	3,394,532	4,889,686	692,091

GSX Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,			For the six months ended June 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues:	353,679	1,650,314	233,587	622,834	2,947,894	417,247
Online K-12 Courses	270,267	1,384,968	196,029	474,577	2,505,057	354,568
Adult courses education services	76,985	260,371	36,853	137 ,625	434,557	61,508
Other services	6,427	4,975	705	10,632	8,280	1,171
Cost of revenues	(101,189)	(360,661)	(51,048)	(183,234)	(643,911)	(91,140)

Gross profit	252,490	1,289,653	182,539	439,600	2,303,983	326,107

Operating expenses
Selling expenses	(169,048)	(1,204,803)	(170,529)	(268,567)	(1,962,037)	(277,708)
Research and development expenses	(41,128)	(139,878)	(19,798)	(71,570)	(239,288)	(33,869)
General and administrative expenses	(26,088)	(105,744)	(14,967)	(40,510)	(171,500)	(24,274)

Total operating expenses	(236,264)	(1,450,425)	(205,294)	(380,647)	(2,372,825)	(335,851)

Income(Loss) from operations	16,226	(160,772)	(22,755)	58,953	(68,842)	(9,744)

Interest income	2,580	274	39	3,641	519	73
Realized gains from investments	1,410	23,885	3,381	1,465	36,238	5,129
Other income	91	87,722	12,416	624	149,653	21,182

Income(Loss) before provision for income tax and loss from equity method investments	20,307	(48,891)	(6,919)	64,683	117,568	16,640

Income tax (expenses)/benefits	(4,539)	68,520	9,698	(14,557)	50,528	7,152
Income(Loss) from equity method investments	606	(1,002)	(142)	139	(1,481)	(210)

Net income	16,374	18,627	2,637	50,265	166,615	23,582

Less: Series A convertible redeemable preferred shares redemption value accretion	7,039	—	—	16,772	—	—
Less: Undistributed earnings allocated to the participating preferred shares	1,682	—	—	4,212	—	—

Net income attributable to GSX Techedu Inc.’s ordinary shareholders	7,653	18,627	2,637	29,281	166,615	23,582

Net income per ordinary share
Basic	0.06	0.12	0.02	0.27	1.05	0.15
Diluted	0.06	0.11	0.02	0.25	0.99	0.14

Net income per ADS
Basic	0.04	0.08	0.01	0.18	0.70	0.10
Diluted	0.04	0.07	0.01	0.17	0.66	0.09

Weighted average shares used in net income per share
Basic	120,701,922	159,135,290	159,135,290	106,542,125	159,124,542	159,124,542
Diluted	129,617,224	167,718,073	167,718,073	115,457,427	167,759,386	167,759,386

Note: Three ADS represents two ordinary shares.

GSX Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,			For the six months ended June 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	353,679	1,650,314	233,587	622,834	2,947,894	417,247

Less: other revenues(1)	—	999	141	—	999	141
Add: VAT and surcharges	23,121	99,332	14,060	36,051	176,904	25,039
Add: ending deferred revenue	503,655	1,961,103	277,576	503,655	1,961,103	277,576
Add: ending refund liability	20,136	82,696	11,705	20,136	82,696	11,705
Less: beginning deferred revenue	291,355	1,338,791	189,494	272,041	1,337,636	189,330
Less: beginning refund liability	9,863	52,659	7,453	11,167	54,567	7,723

Gross billings (non-GAAP)	599,373	2,400,996	339,840	899,468	3,775,395	534,373

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended June 30,			For the six months ended June 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	252,490	1,289,653	182,539	439,600	2,303,983	326,107
Share-based compensation expense in cost of revenues	4,437	15,744	2,228	4,860	29,588	4,188

Non-GAAP gross profit	256,927	1,305,397	184,767	444,460	2,333,571	330,295

Income(Loss) from operations	16,226	(160,772)	(22,755)	58,953	(68,842)	(9,744)
Share-based compensation expenses	14,861	54,085	7,655	18,683	96,838	13,707

Non-GAAP income(loss) from operations	31,087	(106,687)	(15,100)	77,636	27,996	3,963

Net income	16,374	18,627	2,637	50,265	166,615	23,582
Share-based compensation expenses	14,861	54,085	7,655	18,683	96,838	13,707

Non-GAAP net income	31,235	72,712	10,292	68,948	263,453	37,289